UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            YOUNG BROADCASTING, INC.
                                (Name of Issuer)

                 Class A Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    987434107
                                 (CUSIP Number)

                                 January 1, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 2 of 12 Pages


1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

            TCS CAPITAL INTERNATIONAL, LTD.

2  Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3  SEC Use Only

4  Citizenship or Place of Organization

            CAYMAN ISLANDS

                    5             Sole Voting Power
 Number of                            0
  Shares
Beneficially        6             Shared Voting Power
  Owned By                            0
   Each
 Reporting          7             Sole Dispositive Power
  Person                              0
   With
                    8             Shared Dispositive Power
                                      0

9  Aggregate Amount Beneficially Owned by Each Reporting Person

                          0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)

                          [  ]

11 Percent of Class Represented By Amount in Row (9)

                          0%

12 Type of Reporting Person (See Instructions)

                          CO

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 3 of 12 Pages



1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

            TCS CAPITAL MANAGEMENT, LLC

2  Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3  SEC Use Only

4  Citizenship or Place of Organization

            DELAWARE

                    5             Sole Voting Power
 Number of                            0
  Shares
Beneficially        6             Shared Voting Power
  Owned By                            0
   Each
 Reporting          7             Sole Dispositive Power
  Person                              0
   With
                    8             Shared Dispositive Power
                                      0

9  Aggregate Amount Beneficially Owned by Each Reporting Person

                          0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)

                          [  ]

11 Percent of Class Represented By Amount in Row (9)

                          0%

12 Type of Reporting Person (See Instructions)

                          OO

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 4 of 12 Pages



1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

            TCS CAPITAL GP, LLC

2  Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3  SEC Use Only

4  Citizenship or Place of Organization

            DELAWARE

                          5       Sole Voting Power
Number of                             941,046
  Shares
Beneficially              6       Shared Voting Power
  Owned By                            0
    Each
Reporting                 7       Sole Dispositive Power
    Person                            941,046
    With
                          8       Shared Dispositive Power
                                      0

9  Aggregate Amount Beneficially Owned by Each Reporting Person

                          941,046

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)

                          [  ]

11 Percent of Class Represented By Amount in Row (9)

                          5.02%

12 Type of Reporting Person (See Instructions)

                          OO

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 5 of 12 Pages




1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

            ERIC SEMLER

2  Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3  SEC Use Only

4  Citizenship or Place of Organization

            UNITED STATES

                          5       Sole Voting Power
Number of                             1,016,046
  Shares
Beneficially              6       Shared Voting Power
  Owned By                            0
    Each
Reporting                 7       Sole Dispositive Power
    Person                            1,016,046
    With
                          8       Shared Dispositive Power
                                      0

9  Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,016,046

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)

                          [   ]

11 Percent of Class Represented By Amount in Row (9)

                          5.41%

12 Type of Reporting Person (See Instructions)

                          HC

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 6 of 12 Pages




Item 1(a)   Name of Issuer:

            Young Broadcasting, Inc. (the "Issuer")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            599 Lexington Avenue, New York, New York  10022

Item 2(a)   Name of Person Filing:

            The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) TCS Capital International, Ltd. ("TCS Capital International");

            ii) TCS Capital Management, LLC ("TCS Capital Management");

            iii) TCS Capital GP, LLC ("TCS Capital GP"); and

            iv) Eric Semler ("Mr. Semler").

            This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital Investments, LP, a Cayman Islands exempted limited partnership ("TCS Capital Investments"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II") and TCS Select, LP, a Delaware limited partnership ("TCS Select").

            TCS  Capital  GP is the  general  partner  of  each  of TCS  Capital
Investments, TCS Capital and TCS Capital II. TCS Select GP, LLC, a Delaware limited liability company, is the general partner of TCS Select. In his capacity as the managing member of each of TCS Capital GP and TCS Select GP, LLC, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital, TCS Capital II and TCS Select. TCS Capital Management is the former investment manager of TCS Capital International.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)   Citizenship:

            1) TCS Capital International is a Cayman Islands corporation;

            2) TCS Capital Management is a Delaware limited liability company;

            3) TCS Capital GP is a Delaware limited liability company; and

            4) Mr. Semler is a citizen of the United States.

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 7 of 12 Pages




Item 2(d)   Title of Class of Securities:

            Class A Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)   CUSIP Number:

            987434107

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            i) As of the date hereof, neither TCS Capital International nor TCS Capital Management may be deemed to be the beneficial owner of any Shares.

            ii) As of the date hereof, TCS Capital GP may be deemed to be the beneficial owner of 941,046 Shares. This number consists of (A) 587,728 Shares held for the account of TCS Capital Investments, (B) 50,792 Shares held for the account of TCS Capital, and (C) 302,526 Shares held for the account of TCS Capital II.

            iii) As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 1,016,046 Shares. This number consists of (A) 587,728 Shares held for the account of TCS Capital Investments, (B) 50,792 Shares held for the account of TCS Capital, (C) 302,526 Shares held for the account of TCS Capital II, and (D) 75,000 Shares held for the account of TCS Select.

Item 4(b)   Percent of Class:

            i) The number of Shares of which each of TCS Capital
International and TCS Capital Management may be deemed to beneficially own constitutes 0% of the total number of Shares outstanding.

            ii) The number of Shares TCS Capital GP may be deemed to beneficially own constitutes approximately 5.02% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 18,763,797 as of October 24, 2005.)

            iii) The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 5.41% of the total number of Shares outstanding.

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 8 of 12 Pages




Item 4(c)   Number of shares as to which such person has:

     TCS Capital International
     (i)    Sole power to vote or direct the vote                              0
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of              0
     (iv)   Shared power to dispose or to direct the disposition of            0

     TCS Capital Management
     (i)    Sole power to vote or direct the vote                              0
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of              0
     (iv)   Shared power to dispose or to direct the disposition of            0

     TCS Capital GP
     (i)    Sole power to vote or direct the vote                        941,046
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of        941,046
     (iv)   Shared power to dispose or to direct the disposition of            0

     Mr. Semler
     (i)    Sole power to vote or direct the vote                      1,016,046
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of      1,016,046
     (iv)   Shared power to dispose or to direct the disposition of            0

Item 5.     Ownership of Five Percent or Less of a Class:

            As of the date hereof, each of TCS Capital International and TCS Capital Management has ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            This Item 7 is not applicable.

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 9 of 12 Pages



Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G

CUSIP No.  987434107                                         Page 10 of 12 Pages




                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 17, 2006               TCS CAPITAL INTERNATIONAL, LTD.

                                      By: TCS Capital Management, LLC
                                          its Investment Manager

                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member

Date:  January 17, 2006               TCS CAPITAL MANAGEMENT, LLC


                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member



Date:  January 17, 2006               TCS CAPITAL GP, LLC


                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member


Date:  January 17, 2006               ERIC SEMLER


                                      By: /s/ Eric Semler
                                      ------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  987434107                                         Page 11 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.

A.     Joint Filing Agreement, dated as of January 17, 2006, by and among Mr. Eric Semler, TCS Capital Management, LLC,
       TCS Capital International, Ltd., and TCS Capital GP, LLC.            12

                                  SCHEDULE 13G

CUSIP No.  987434107                                         Page 12 of 12 Pages



                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Young Broadcasting, Inc., dated as of January 17, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  January 17, 2006               TCS CAPITAL INTERNATIONAL, LTD.

                                      By: TCS Capital Management, LLC
                                          its Investment Manager

                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member

Date:  January 17, 2006               TCS CAPITAL MANAGEMENT, LLC


                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member



Date:  January 17, 2006               TCS CAPITAL GP, LLC


                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member


Date:  January 17, 2006               ERIC SEMLER


                                      By: /s/ Eric Semler
                                      ------------------------------------------